                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                            Republic Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   760934 10 9
                                   -----------
                                  (CUSP Number)

                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 16, 1997
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]






                         (Continued on following pages)

                                  SCHEDULE 13D


CUSP NO.  760934 10 9
----------------------------              --------------------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Harris W. Hudson
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            PF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        19,847,284
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           19,847,284
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            19,847,284
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [See Item 5]                                           [X]
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            7.3%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSP NO.  760934 10 9
----------------------------                       ----------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Harris W. Hudson Limited Partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            WC
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        19,621,779
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           19,621,779
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            19,621,779
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            7.2%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSP NO.  760934 10 9
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Harris W. Hudson, Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            WC
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        19,621,779
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           19,621,779
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
            --------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            19,621,779
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            7.2%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

         The reporting persons listed on the cover pages to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment to the Schedule 13D filed by Harris W. Hudson dated May 21, 1995, as amended by Amendment No. 1 dated June 29, 1995, as amended by Amendment No. 2 dated August 3, 1995 (the "Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 of the Original Schedule 13D is hereby amended in its entirety as follows:

                  This Statement is being filed jointly by Harris W. Hudson ("Mr. Hudson"), Harris W. Hudson Limited Partnership, a Nevada limited partnership ("HWHLP"), and Harris W. Hudson, Inc., a Nevada corporation ("HWHI"). Mr. Hudson's business address is 450 East Las Olas Blvd., Fort Lauderdale, Florida 33301 and the business address of HWHLP and HWHI is P.O. Box 50102 Hendersen, Nevada, 89016. Mr. Hudson is Vice Chairman of the Board of the Issuer, and Chairman of its Solid Waste and Security Services divisions. The Issuer is a holding company with major business segments in vehicle rental, vehicle retailing, integrated solid waste services, and electronic security services and is headquartered at 450 East Las Olas Blvd., Suite 1200, Fort Lauderdale, Florida 33301. Mr. Hudson is the President, Treasurer, a director and the sole shareholder of HWHI. HWHI's principal business is to serve as the sole general partner of HWHLP. HWHLP's principal business is to make, hold, and manage certain of Mr. Hudson's investments in publicly traded and other companies. Mr. Hudson is a citizen of the United States of America.

                  The names, addresses and principal occupations of each other executive officer and director of HWHI, all of whom are United States citizens, are as follows:


                                                                                                      PRINCIPAL
        NAME                       TITLE                         BUSINESS ADDRESS                    OCCUPATION
--------------------     --------------------------       -------------------------------       ---------------------
Peter W. Wright          Secretary                        450 East Las Olas                     Vice
                                                          Blvd.                                 President of
                                                          Ft. Lauderdale, FL                    Republic
                                                          33301                                 Industries, Inc.

Monte Miller             Director and                     Harris W. Hudson, Inc.                President of
                         Assistant                        P.O. Box 50102                        Nevada Holdings
                         Treasurer                        Henderson, NV                         Services
                                                          89106                                 Corp., a
                                                                                                provider of
                                                                                                corporate
                                                                                                services

                  None of Mr. Hudson, HWHI, HWHLP, or to the knowledge of the reporting persons, any other person named in this Item 2 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.

                  Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

                  In May 1996, the Issuer declared a two-for-one stock split in the form of a 100% stock dividend to stockholders of record on May 28, 1996, which was distributed on June 8, 1996. All references to shares and per share data in this Statement have been retroactively adjusted to reflect the stock split.

                  On August 3, 1995, Mr. Hudson was granted stock options to purchase 502,020 shares of Common Stock at an exercise price of $12.375 per share (the "1995 Options") under the Issuer's 1995 Employee Stock Option Plan. The 1995 Options vest at a rate of 25% per year over a four year period from the date of grant.

On August 3, 1996, 1995 Options to acquire 125,505 shares of Common
Stock vested. Because the balance of the 1995 Options have not vested and will not vest within 60 days of the date hereof, Mr. Hudson disclaims beneficial ownership of the shares of Common Stock underlying such options. Mr. Hudson's source of funds for the exercise of the 1995 Options is undetermined as of the date hereof, but most likely will come from personal funds.

                  On April 26, 1996, Mr. Hudson was granted stock options to purchase 186,047 shares of Common Stock at an exercise price of $16.125 per share (the "1996 Options") under the Issuer's 1995 Employee Stock Option Plan. The 1996 Options vest at a rate of 25% per year over a four year period from the date of grant. Because none of the 1996 Options have vested or will vest within 60 days of the date hereof, Mr. Hudson disclaims beneficial ownership of the shares of Common Stock underlying such options. Mr. Hudson's source of funds for the exercise of the 1996 Options is undetermined as of the date hereof, but most likely will come from personal funds.

                  On May 21, 1996, options to purchase 100,000 shares of Common Stock at an exercise price of $1.9375 per share, which were previously granted to Mr. Hudson pursuant to the Consulting Agreement described in the Original
Schedule 13D, vested.

                  On December 26, 1996, Mr. Hudson transferred 17,200,000 shares of Common Stock and warrants to acquire 2,400,000 shares of Common Stock at exercise prices ranging from $2.25 to $3.50 per share to HWHLP as a capital contribution to HWHLP.

                  On January 3, 1997, Mr. Hudson was granted stock options to purchase 324,672 shares of Common Stock at an exercise price of $28.625 per share (the "1997 Options") under the Issuer's 1995 Employee Stock Option Plan. The 1997 Options vest at a rate of 25% per year over a four year period. Because none of the 1997 Options have vested or will vest within 60 days of the date hereof, Mr. Hudson disclaims beneficial ownership of the shares of Common Stock underlying such options. Mr. Hudson's source of funds for the exercise of the 1997 Options is undetermined as of the date hereof, but most likely will come from personal funds.

                  On January 16, 1997, in connection with the merger of AutoNation Incorporated with a wholly owned subsidiary of the Issuer (the "AutoNation Merger"), HWHLP acquired 21,779 shares of Common Stock (the "Merger Shares") in exchange for its shares of common stock of AutoNation Incorporated.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph:

                  Mr. Hudson, HWHI and HWHLP acquired the Merger Shares for investment purposes and, except as set forth in the Original Schedule 13D, none of the reporting persons or, to their knowledge, any other person named in Item 2 above, have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

                  (a) and (b) As of January 16, 1997, Mr. Hudson may be deemed to beneficially own 19,847,284 shares of Common Stock (which includes 19,621,779 shares of Common Stock beneficially owned by HWHLP described below and 225,505 shares of Common Stock issuable upon exercise of the 1995 Options and other options described in the Original Schedule 13D) representing approximately 7.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 268,531,590 shares of Common Stock issued and outstanding as of January 16, 1997, plus the 2,400,000 shares of Common Stock issuable upon exercise of warrants and 225,505 issuable upon exercise of stock options which Mr. Hudson may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Hudson has the sole power to vote and the sole power to dispose of the 19,847,284 shares of Common Stock which he may be deemed to beneficially own.

                  As of January 16, 1997, HWHLP may be deemed to beneficially own 19,621,779 shares of Common Stock (which includes 2,400,000 shares of Common Stock issuable upon exercise of warrants) representing approximately 7.2% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 268,531,590 shares of Common Stock issued and outstanding as of January 16, 1997, plus the 2,400,000 shares of Common Stock issuable upon exercise of the warrants which HWHLP may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). HWHLP has the sole power to vote and the sole power to dispose of the 19,621,779 shares of Common Stock which it may be deemed to beneficially own.

                  As of January 16, 1997, HWHI may be deemed to beneficially own the 19,621,779 shares of Common Stock beneficially owned by HWHLP described above. HWHI has the sole power to vote and the sole power to dispose of the 19,621,779 shares of Common Stock which it may be deemed to beneficially own.

                  Except as described below, as of January 16, 1997, none of the persons listed in Item 2 above (other than the reporting persons), individually or in the aggregate, beneficially owns more than 1% of the outstanding shares of Common Stock. Because the persons listed in Item 2 above (other than the reporting persons) are either officers or directors of HWHI, they each may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to be the beneficial owner of the 19,621,779 shares of Common Stock beneficially owned by HWHLP described above. Each of such persons disclaims beneficial ownership of any of the 19,621,779 shares of Common Stock.

                  (c) Except with respect to the acquisition of shares of Common Stock described herein and in the Original Schedule 13D, there have been no other transactions in any securities of the Issuer affected by Mr. Hudson, HWHI, HWHLP or, to the knowledge of the reporting persons, any other person listed in Item 2 above during the past 60 days.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

                  Except as described herein and in the Original Schedule 13D, none of Mr. Hudson, HWHI, HWHLP or, to the knowledge of the reporting persons, any other person listed in Item 2 above is a party to any contracts, arrangements, understandings or relationships with any person with respect to securities of the Issuer.

                  In connection with the AutoNation Merger described in Item 3 above, the Issuer has agreed to register the Merger Shares for possible resale from time to time on a continuous basis pursuant to a shelf registration statement to be filed with the Securities and Exchange Commission. In connection with the AutoNation merger, HWHLP agreed with the Issuer not to sell the Merger Shares for a period of 180 days following the closing of the AutoNation Merger.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Harris W. Hudson
                                   --------------------------------------------
                                   HARRIS W. HUDSON



Dated: January 22, 1997

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   HARRIS W. HUDSON LIMITED
                                   PARTNERSHIP, a Nevada limited partnership

                                   By:  Harris W. Hudson, Inc., a Nevada
                                        corporation, as general partner


                                        By:/s/ Harris W. Hudson
                                           -------------------------------------
                                           Harris W. Hudson
                                           President

Dated: January 22, 1997

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   HARRIS W. HUDSON, INC., a Nevada
                                   corporation

                                   By:  /s/ Harris W. Hudson
                                        ----------------------------------------
                                        Harris W. Hudson
                                        President

Dated: January 22, 1997